FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2005

                                  DRYSHIPS,INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]      Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]       No [X]

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips Inc. on June 17, 2005.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)



Date June 17, 2005                           By /s/ Christopher Thomas
     ----------------                           -------------------------------
                                                    Christopher Thomas
                                                    Chief Financial Officer

                 DRYSHIPS INC. ANNOUNCES QUARTERLY CASH DIVIDEND
                            OF $0.20 PER COMMON SHARE

ATHENS, GREECE - June 17, 2005 - DryShips Inc. (NASDAQ: DRYS) announced today that its Board of Directors has declared the Company's quarterly cash dividend of $0.20 per common share, payable July 29, 2005 to stockholders of record on June 28, 2005.

"We are proud to announce our first quarterly dividend payment which is in line with the policy announced in our IPO Prospectus." commented Mr. George Economou, Chairman and Chief Executive Officer of the Board.

About DryShips Inc.
-------------------

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 26 drybulk carriers and has entered into an agreement to purchase an additional vessel, "Mendocino" that is scheduled for delivery during August, 2005. Upon delivery of "Mendocino", DryShips will own and operate 4 Capesize, 21 Panamax and 2 Handymax vessels, with a combined deadweight tonnage of approximately 2.3 million. DryShips is the second largest Panamax operator in the world. DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statements
--------------------------

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: finance@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com


23113.0002 #581870